Exhibit 2.1

[Execution Version]

AGREEMENT AND PLAN OF MERGER

Dated as of September 29, 2005,

Among

AMERIPATH HOLDINGS, INC.,

AMERIPATH, INC.,

SPECIALTY LABORATORIES, INC.

And

SILVER ACQUISITION CORP.

i

SECTION 3.17	Environmental Matters

SECTION 3.18	Real Property

SECTION 3.19	Insurance

SECTION 3.20	Labor Matters

SECTION 3.21	Affiliate Contracts and Affiliated Transactions

SECTION 3.22	Brokers

SECTION 3.23	Opinion of Financial Advisor

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT, OPCO AND MERGER SUB

SECTION 4.01	Organization, Standing and Power

SECTION 4.02	Merger Sub

SECTION 4.03	Authority; Execution and Delivery, Enforceability

SECTION 4.04	No Conflicts; Consents

SECTION 4.05	Information Supplied

SECTION 4.06	Litigation

SECTION 4.07	Brokers

SECTION 4.08	Financing

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01	Conduct of Business

SECTION 5.02	No Solicitation

ARTICLE VI	ADDITIONAL AGREEMENTS

SECTION 6.01	Preparation of Proxy Statement and Schedule 13E-3

SECTION 6.02	Access to Information; Confidentiality

SECTION 6.03	Best Efforts; Notification

SECTION 6.04	Benefit Plans

SECTION 6.05	Indemnification

SECTION 6.06	Fees and Expenses

SECTION 6.07	Public Announcements

SECTION 6.08	Transfer Taxes

SECTION 6.09	Stockholder Litigation

SECTION 6.10	Financing

ARTICLE VII	CONDITIONS PRECEDENT

SECTION 7.01	Conditions to Each Party’s Obligation To Effect the Merger

ii

SECTION 7.02	Conditions to Obligations of Parent

SECTION 7.03	Conditions to Obligations of the Company

ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01	Termination

SECTION 8.02	Effect of Termination

SECTION 8.03	Amendment

SECTION 8.04	Extension; Waiver

SECTION 8.05	Procedure for Termination, Amendment, Extension or Waiver

ARTICLE IX	GENERAL PROVISIONS

SECTION 9.01	Nonsurvival of Representations, Warranties, Covenants and Agreements

SECTION 9.02	Notices

SECTION 9.03	Definitions

SECTION 9.04	Interpretation

SECTION 9.05	Severability

SECTION 9.06	Counterparts

SECTION 9.07	Entire Agreement; Third-Party Beneficiaries

SECTION 9.08	Governing Law

SECTION 9.09	Assignment

SECTION 9.10	Enforcement; Jurisdiction; WAIVER OF JURY TRIAL

EXHIBIT A

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 29, 2005, among AMERIPATH HOLDINGS, INC., a Delaware corporation (“Parent”), AMERIPATH, INC., a Delaware corporation (“Opco”), SPECIALTY LABORATORIES, INC., a California corporation (the “Company”), and SILVER ACQUISITION CORP., a California corporation and a wholly owned subsidiary of Opco (“Merger Sub”).

RECITALS

WHEREAS, the respective Boards of Directors of Merger Sub, the Company, Parent and Opco have approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement, and Opco, as sole stockholder of Merger Sub, has approved the Merger and this Agreement;

WHEREAS, the Board of Directors of the Company has determined to recommend the approval of this Agreement and the Merger by the stockholders of the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the execution of this Agreement, Parent and the stockholders of the Company set forth on the signature page thereof (“Founder Parties”) have entered into a Voting Agreement pursuant to which, among other things, the Founder Parties have agreed to, among other things, vote in favor of the Merger unless this Agreement is terminated;

WHEREAS, simultaneously with the execution of this Agreement, Parent, AmeriPath Group Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Holdings”), Aqua Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Holdings (“Parent Merger Sub”), the stockholders of Parent set forth on the signature page thereof (“Parent Stockholders”) and the Founder Parties have entered into a Subscription, Merger and Exchange Agreement (the “Subscription and Exchange Agreement”);

WHEREAS, immediately prior to the Effective Time (as defined in Section 1.03), pursuant to the Subscription and Exchange Agreement, certain Parent Stockholders shall (i) subscribe and pay in cash for and Holdings shall issue to such Parent Stockholders fully paid and nonassessable shares of the common stock, par value $0.001 per share, of Holdings (“Holdings Common Stock”) and the Series A participating preferred stock, par value $0.001 per share, of Holdings (“Holdings Preferred Stock”) respectively, at a purchase price determined pursuant to the Subscription and Exchange Agreement (collectively, the “Holdings Subscription”) or (ii) contribute and transfer shares of the common stock, par value $0.01, of Parent (“Parent Common Stock”), and, in exchange therefor, Holdings shall issue to such Parent Stockholder fully paid and nonassessable shares of Holdings Common Stock and Holdings Preferred Stock (the “Parent Stockholder Exchange”);

WHEREAS, immediately prior to the Effective Time, pursuant to the Subscription and Exchange Agreement, the Founder Parties shall contribute and transfer 9,025,000 shares of the common stock, no par value, of the Company (“Company Common

Stock”), and, in exchange therefor, Holdings shall issue to such Founder Party fully paid and nonassessable shares of Holdings Common Stock and Holdings Preferred Stock (collectively, the “Founder Exchange”);

WHEREAS, immediately prior to the Effective Time, pursuant to the Subscription and Exchange Agreement, Parent Merger Sub shall be merged with and into Parent (the “Parent Merger”); and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Transactions (as defined in Section 1.01) and also to prescribe various conditions to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the California General Corporation Law (the “CGCL”), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03).  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger and the other transactions contemplated by this Agreement and the Subscription and Exchange Agreement are referred to in this Agreement collectively as the “Transactions”.

SECTION 1.02  Closing.  The closing (the “Closing”) of the Transactions shall take place at the offices of Ropes & Gray LLP, 45 Rockefeller Plaza, New York, New York, 10111 as promptly as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law (as defined in Section 3.05), waived by the parties entitled to the benefits thereof), and in any event, not more than two business days following the satisfaction or waiver of all such conditions, in each case other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other place, time and date as shall be agreed in writing between Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03  Effective Time.  Prior to the Closing, Parent and the Company shall prepare, and on the Closing Date the Company shall cause to be filed with the Secretary of State of the State of California a copy of this Agreement and the officers’ certificates required by Section 1103 of the CGCL or other appropriate documents (in any such case, the “Merger Filing”) executed in accordance with the relevant provisions of the CGCL and shall make all other filings or recordings required under the CGCL.  The Merger shall become effective at such time as the Merger Filing is duly filed with the Secretary of State of the State of California (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04  Effects.  The Merger shall have the effects set forth in the CGCL, including Section 1107 of the CGCL.

SECTION 1.05  Articles of Incorporation and Bylaws.  (a)  Articles of Incorporation.  The Articles of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A, and, as so amended, such Articles of Incorporation shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)                                 Bylaws.  The Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06  Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07  Officers.  The officers of the Surviving Corporation immediately after the Effective Time shall be determined by the directors of the Surviving Corporation, to serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01  Effect of Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a)                                  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)                                 Cancellation of Certain Owned Shares.  Each share of Company Common Stock that is held in the treasury of the Company, or outstanding and held by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)                                  Conversion of Company Common Stock.  Subject to Sections 2.01(b) and 2.01(d), each issued share of Company Common Stock shall be converted into the right to receive $13.25 in cash (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificate in accordance with Section 2.02, without interest. In the event that prior to the Effective Time, solely as a result of a reclassification, stock split (including a reverse stock split), combination or exchange of shares, stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Company Common Stock, there is a change in the number of shares of Company Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible into or exchangeable or exercisable for shares of Company Common Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

(d)                                 Dissent Rights.  Notwithstanding anything in this Agreement to the contrary, shares (“Dissenting Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands payment of the fair market value of such Dissenting Shares pursuant to, and who complies in all respects with, Chapter 13 of the CGCL (“Chapter 13”) shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Dissenting Shares shall be entitled to payment of the fair market value of such Dissenting Shares in accordance with Chapter 13; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to receive payment of fair market value under Chapter 13, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.01(c).  The Company shall give prompt notice to Parent of any demands, attempted withdrawals of such demands and any other instruments served pursuant to the CGCL received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands, except as required by applicable Law.  The Company shall not, except with the prior written consent of Parent, such consent not to be unreasonably withheld or delayed, make any payment with respect to, settle, offer to settle, or approve any withdrawal of any such demands.

SECTION 2.02  Exchange of Certificates.  (a) Paying Agent.  Prior to the Effective Time, Parent and the Company shall select a bank or trust company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of certificates representing Company Common Stock.  Parent and Opco shall take all steps necessary to enable and cause the Surviving Corporation to provide to the Paying Agent immediately following the Effective Time all the cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)                                 Exchange Procedure.  As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)                                  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock except as provided by applicable Law, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)                                 Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration.

(e)                                  No Liability.  None of Parent, Opco, the Company, Merger Sub, the Surviving Corporation or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.05(b))), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)                                    Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.

(g)                                 Withholding Rights.  The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

(h)                                 Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable pursuant to this Agreement.

SECTION 2.03  Company Options and Unvested Stock.  (a) Except as set forth in Section 2.03(a) of the Company Disclosure Letter (as defined in Article III), at the Effective Time each outstanding option to purchase shares of Company Common Stock (a “Company Option”), whether or not then exercisable, shall be cancelled and shall entitle the holder thereof to receive, as soon as reasonably practicable after surrender thereof, only an amount in cash equal to the product of (x) the total number of shares of Company Common Stock subject to the Company Option times (y) the excess of the value of the Merger Consideration over the exercise price per share of Company Common Stock under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b)                                 All unvested shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become fully vested as of the Effective Time.

(c)                                  The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.03 to any holder of Company Options such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law.  To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options in respect of which such deduction and withholding was made by the Surviving Corporation.

(d)                                 The Company Option Plan (as defined in Section 3.03) and the employee stock purchase plan of the Company shall be terminated immediately after the Effective Time, and the provisions in any agreement, arrangement or other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted immediately after the Effective Time, and the Company shall take such actions to ensure that following the Effective Time no holder of a Company Option or any participant in or a party to the Company Option Plan or any similar plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock or any interest in respect of any capital stock of the Surviving Corporation.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except as set forth in the corresponding section of the letter, dated as of the date of this Agreement, from the Company to Parent (the “Company Disclosure Letter”), or in any other section of the Company Disclosure Letter if the relevance of such disclosure or matter is reasonably apparent (except that no matter shall be deemed to be disclosed for purposes of Section 3.05 or Section 3.21 of the Company Disclosure Letter if it is not set forth or cross-referenced in such section of the Company Disclosure Letter):

SECTION 3.01  Organization, Standing and Power.  Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate, partnership or limited liability company power and authority to conduct its businesses as presently conducted.  The Company and each Company Subsidiary is duly qualified to do business as a foreign corporation, partnership or limited liability company and is in good standing in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, except where the failure to so qualify has not had and could not reasonably be expected to have a Company Material Adverse Effect (as defined in Section 9.03).  The Company has made available to Parent true and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the Bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”) and the comparable charter and organizational documents of each Company Subsidiary.

SECTION 3.02  Company Subsidiaries; Equity Interests.  (a) Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary, its jurisdiction of organization and each holder of outstanding capital stock or other ownership interests of such subsidiary.  All the outstanding shares of capital stock or other ownership interests of each Company Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in the Company Disclosure Letter, are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, hypothecations, claims, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).  No shares of capital stock of any Company

Subsidiary have been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.  No shares of capital stock of any Company Subsidiary are reserved for issuance.

(b)                                 Except for its interests in the Company Subsidiaries, the Company does not as of the date of this Agreement own, directly or indirectly, (i) any capital stock, membership interest, partnership interest or other equity interest in any person or securities convertible into or exchangeable for any equity interest of any person or (ii) any participating interest in the revenues or profits of any person, and neither the Company nor any Company Subsidiary is subject to any obligation to make any investment (in the form of loan, capital contribution or otherwise) in any person.

SECTION 3.03  Capital Structure.  The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, no par value per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on September 28, 2005, (i) 23,902,267 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, and (ii) 16,500 shares of Company Common Stock were held by the Company in its treasury.  At the close of business on August 31, 2005 (the “Capitalization Date”), (i) 2,516,480 shares of Company Common Stock were subject to outstanding Company Options, (ii) 2,191,540 additional shares of Company Common Stock were reserved for issuance pursuant to the Specialty Laboratories, Inc. 2000 Stock Incentive Plan (the “Company Option Plan”) and (iii) 900,341 additional shares of Company Common Stock were reserved for issuance pursuant to the Company’s employee stock purchase plan.  Since the Capitalization Date, no other shares of capital stock or other voting securities of the Company have been issued or reserved for issuance, other than the granting of 12,500 additional Company Options and the issuance of Company Common Stock upon the exercise of Company Options outstanding on the Capitalization Date and in accordance with their present terms, and other than as permitted pursuant to Section 5.01(b).  All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CGCL, the Company Charter, the Company Bylaws, any Contract (as defined in Section 3.05) to which the Company is a party or otherwise.  There are not any bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock or holders of equity securities of any Company Subsidiary may vote (“Voting Company Debt”).  Except as set forth above there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards, stock-based performance units, commitments, Contracts (as defined in Section 3.05), arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.  There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

SECTION 3.04  Authority; Execution and Delivery, Enforceability.  (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions contemplated by this Agreement.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval (as defined in Section 3.04(c)).  The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)                                 The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, acting on the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions contemplated by this Agreement, and (ii) recommending that the Company’s stockholders approve this Agreement and the Merger.  No state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or the other Transactions contemplated by this Agreement.

(c)                                  The only vote of holders of any class or series of Company Capital Stock necessary to approve this Agreement, the Merger and the other Transactions contemplated by this Agreement is (i) as required by Section 1201 of the CGCL, the approval of the principal terms of the Merger by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote and (ii) as required by the terms of this Agreement, the approval of the principal terms of the Merger by the affirmative vote of a majority of the outstanding shares of Company Common Stock other than the shares of Company Common Stock held, directly or indirectly, by Founder Parties or their affiliates (the “Company Stockholder Approval”).

SECTION 3.05  No Conflicts; Consents.  (a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions contemplated by this Agreement and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or to loss of a material asset (including material intellectual property asset) or benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, loan, credit agreement, indenture, note, bond, mortgage, deed of trust, agreement, Company Permit (as defined in Section 3.16), obligation, concession, franchise or other instrument (collectively, “Contracts”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any writ, judgment, order, award, consent decree, waiver, stipulation, subpoena, citation, notice, summons, restraining order, injunction, stay, ruling or decree (collectively, “Judgments”), or statute, law (including common law), ordinance, rule (including any New York Stock Exchange or other stock exchange rule or listing requirement) or regulation (collectively, “Laws”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any government or any court of competent jurisdiction, tribunal, judicial body, arbitrator, stock exchange, administrative or regulatory agency, self-regulatory organization, commission or other governmental or quasi-governmental authority or instrumentality, in each case, whether local, state or Federal, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions contemplated by this Agreement, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) relicensures that may be required following the Effective Time pursuant to applicable state or Federal Law, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy or information statement relating to the approval of the Merger by the Company’s stockholders (the “Proxy Statement”) and a Schedule 13E-3 relating to the Merger (the “Schedule 13E-3”), (iv) the filing of the Merger Filing with the Secretary of State of the State of California and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such filings as may be required in connection with the taxes described in Section 6.08, and (vi) such other items (A) required solely by reason of the participation of Parent (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06  SEC Documents; Undisclosed Liabilities.  (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2002 pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Company SEC Documents”).

(b)                                 As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of the Company included in the Company

SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)                                  Except as set forth in the financial statements filed with the 2004 10-K or incurred in the ordinary course since December 31, 2004, as of the date of this Agreement neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

(d)                                 None of the Company Subsidiaries is, or has at any time been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

SECTION 3.07  Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting (as defined in Section 6.01(b)), or, in the case of the Schedule 13E-3, at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Opco, Holdings, Merger Sub, Parent Stockholders or Founder Parties for inclusion or incorporation by reference therein.

SECTION 3.08  Absence of Certain Changes or Events.  Since December 31, 2004, (i) each of the Company and each Company Subsidiary has conducted its business, in all material respects, only in the ordinary course and in a manner consistent with past practice (except in connection with the negotiation and execution and delivery of this Agreement), (ii) no event has occurred and no action has been taken that would have been prohibited by the terms of Section 5.01 if such Section had been in effect as of and at all times since December 31, 2004 and (iii) there has not been any change, event, condition, circumstance or state of facts (whether or not covered by insurance), individually or in the aggregate, that has had or that could reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.09  Taxes.  (a) Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, or other Taxes owed, have been timely paid.  The Company has afforded Parent the opportunity to examine true and correct copies of all material Tax Returns, examination reports, ruling requests and statements of deficiencies, filed, assessed against or agreed to by the Company or any Company Subsidiary.

(b)                                 Except as could not reasonably be expected to have a Company Material Adverse Effect, each of the Company and each Company Subsidiary has timely paid any Taxes that are due and payable by it.  The most recent financial statements contained in the Company SEC Documents filed with the SEC prior to the date of this Agreement (the “Filed Company SEC Documents”) reflect an adequate reserve for all Taxes payable (or that may become payable) by the Company or any Company Subsidiary (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary, and no requests for waivers of the time to assess any such Taxes are pending.

(c)                                  The Federal income Tax Returns of the Company and each Company Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service, or have closed by virtue of the expiration of the relevant statute of limitations, for all years ending on or before December 31, 2001.  All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d)                                 There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary.  Neither the Company nor any Company Subsidiary is a party to any Contract with respect to Taxes, including (i) a “closing agreement” as defined under Code Section 7121 (or any corresponding or similar provision of state, local or foreign Law), (ii) a waiver of any statute of limitations in respect of Taxes or the agreement to an extension of time with respect to a material assessment of deficiency, (iii) any Tax allocation, indemnity or sharing agreement or (iv) a power of attorney with respect to any Tax.

(e)                                  Each of the Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the withholding of Taxes and has timely withheld and paid to the proper Governmental Entities all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder.

(f)                                    There are no audits or other administrative or court proceedings presently pending with regard to any Taxes for which the Company or any Company Subsidiary could be liable.  No dispute or claim concerning any Taxes for which the Company or any Company Subsidiary could be liable has been claimed or raised by any Governmental Entity in writing to the Company, and no claim has been made in writing to the Company by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is, or may be, subject to taxation by that jurisdiction.

(g)                                 Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax return (other than such a group of which the Company is the common parent) or (ii) will be required to pay the Taxes of any other person under Treasury regulation Section 1.1502-6 (or similar Law), as a transferee or successor, by Contract or otherwise.

(h)                                 Within the past five years, neither the Company nor any Company Subsidiary (i) has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as related to Section 355) or (ii) been a party to any transaction that was reported as a reorganization within the meaning of Section 368.

(i)                                     Neither the Company nor any Company Subsidiary is a party to any Contract that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m).

(j)                                     For purposes of this Agreement:

“Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means any Federal, state, local, provincial and foreign Tax return, declaration, statement, report, schedule, form or other information filed with respect to any Tax, including any claim for refunds of any Tax and any attachment to or any amendment or supplement of any of the foregoing, filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

SECTION 3.10  Absence of Changes in Benefit Plans.  Except as disclosed in the Filed Company SEC Documents, from the date of the most recent financial statements included in the Filed Company SEC Documents to the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any Company Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change of control, indemnification, disability, death benefit, hospitalization, medical or other plan, agreement, arrangement or understanding providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, “Company Benefit Plans”).  Except as disclosed in the Filed Company SEC Documents, as of the date of this Agreement there are not any employment, severance or termination agreements or arrangements between the Company or any Company Subsidiary and any current or former executive officer or director of the Company or any Company Subsidiary (collectively, the “Company Benefit Agreements”).

SECTION 3.11  ERISA Compliance; Excess Parachute Payments.  (a) The Company Disclosure Letter contains a list of any and all Company Benefit Plans, including any and all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other fringe benefit plans or arrangements maintained, or contributed to, by the Company or any Company Subsidiary for the benefit of any current or former employees, consultants, officers or directors of the Company or any Company Subsidiary (or the dependents of the foregoing or with respect to which the Company has or may have any material liability).  Each Company Benefit Plan has been administered in compliance with its terms and applicable Law, other than instances of noncompliance that, individually and in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.  All reports and disclosures relating to each Company Benefit Plan required to be filed with or furnished to any Governmental Entity or plan participants or beneficiaries have been filed or furnished in all material respects in accordance with applicable law in a timely manner.  All contributions required to be made to each Company Benefit Plan pursuant to the terms of such plan have been timely made.  The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan.

(b)                                 Each Company Pension Plan intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, and nothing has occurred since the date of its most recent determination letter in any respect that would adversely affect its qualification or materially increase its costs.

(c)                                  No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Pension Plan”), and no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(d)                                 None of the Company, any Company Subsidiary, any officer of the Company or any of the Company Subsidiaries or any of the Company Benefit Plans that are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA, except as could not reasonably be expected to have a Company Material Adverse Effect.

(e)                                  No Company Benefit Plan or trust has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Benefit Plan during the last five years.  Neither the Company nor any Company Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Multiemployer Pension Plan.

(f)                                    With respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) each such Company Benefit Plan is (x) funded through an insurance contract and is not a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code) or (y) unfunded, and (ii) no such Company Benefit Plan provides for life, health, medical, disability or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage provided at no expense to the Company or any Company Subsidiary as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(g)                                 There are no material actions, claims, liens or investigations existing or pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan.  No Company Benefit Plan is under audit or investigation by any Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax during the last 12 months.

(h)                                 Other than payments that may be made to the persons listed in the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger by any employee, officer or director of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect, would not constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

SECTION 3.12  Litigation; Inspections and Investigations.  (a)  As of the date of this Agreement, there is no claim, suit, action, audit or proceeding pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary or, to the knowledge of the Company, any person that the Company or any Company Subsidiary has agreed to indemnify in respect thereof, nor, to the knowledge of the Company, is there any investigation of the Company (collectively, “Company Litigation”) that if adversely decided could result (x) in a liability to the Company and the Company Subsidiaries in excess of $1,000,000 or (y) in injunctive or other equitable remedy against such parties that would materially affect the operation of the business of the Company, and the Company is not aware of any basis for any such claim, suit, action, audit, proceeding or investigation.  As of the date of this Agreement, there is no Company Litigation that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, there is not any Judgment outstanding against the Company or any Company Subsidiary or affecting any of their respective properties or assets or business operations. There is no Judgment (whether outstanding as of the date of this Agreement or first outstanding after the date of this Agreement) the effect of which has had or could reasonably be expected to have a Company Material Adverse Effect.  The Company and any Company Subsidiaries have in all material respects performed all of the obligations required to be performed to the date of this Agreement by any Judgment against the Company or any Company Subsidiary, or by any Contract that settled any suit, action or proceeding against the Company or any Company Subsidiary.

(b)                                 None of the Company or any Company Subsidiaries nor, to the Company’s knowledge, any of their respective officers, directors, employees or agents (or stockholders, representatives or other persons acting on the express, implied or apparent authority of such entities) is currently, or has been within the last two years, with respect to any state or Federal criminal enforcement agency or with respect to Medicare, Medicaid, or any other state or Federal health care payment or reimbursement program: (i) the subject of any audit or, to the knowledge of the Company, any investigation; or (ii) party to any Contract or Judgment that (A) requires, or could reasonably be expected to require, the payment of a material amount of money by the Company or any of the Company Subsidiaries to any state or Federal agency, program, or fiscal intermediary, or (B) requires or prohibits any activity by the Company or any of the Company Subsidiaries; and which, in the case of either (A) or (B) of this sentence, is either punitive in nature, or serves as a civil penalty.

SECTION 3.13  Compliance with Applicable Laws; Compliance Program.  (a)  The business of the Company and Company Subsidiaries is currently being conducted and since January 1, 2004 has been conducted in compliance with all applicable Laws, including those relating to licensure, certification, and operation of clinical laboratories, individuals providing services in or to clinical laboratories, reimbursement for products or services provided by the Company and the Company Subsidiaries, submission of claims to any payor, including Medicare, Medicaid or other third party payors, for items or services, and Environmental Laws (as defined in Section 3.17), except for instances of noncompliance that, individually and in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiaries have received any written notice asserting a failure to comply with any Law, which failure has had or could reasonably be expected to have a Company Material Adverse Effect, and which notice has not prior to the date of this Agreement been fully and completely resolved.  This Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.09.

(b)                                 The Company and Company Subsidiaries have timely filed all material filings and reports of every kind whatsoever required by Law or by written or oral Contract or otherwise to have been filed or made with respect to the provision of services by the Company and Company Subsidiaries to third-party purchasers, including, but not limited to, Medicare and Medicaid, insurance carriers and other fiscal intermediaries.  No validation review or program integrity review related to the Company and the Company Subsidiaries has been conducted by any commission, board or agency in connection with the Medicare or Medicaid program, and no such reviews are scheduled, pending or, to the Company’s knowledge, threatened against or affecting the Company or the Company Subsidiaries or the consummation of the transactions contemplated hereby.

(c)                                  The Company and the Company Subsidiaries maintain an effective voluntary compliance program to promote compliance with Law that is consistent with model compliance guidance issued by the United States Department of Health and Human Services Office of Inspector General (“OIG”) and applicable laws and regulations.  To the knowledge of the Company, no individual employed by, contracting independently with or otherwise providing services or supplies in connection with the conduct of business by the Company or any Company Subsidiary is excluded from participation in the Medicare or Medicaid programs or is listed on the excluded individuals list published by the OIG.

SECTION 3.14  Material Contracts.  (a) Section 3.14(a) of the Company Disclosure Letter sets forth a list of the following Contracts, whether written or oral (and if oral, a complete and accurate summary thereof) to which the Company or any Company Subsidiary is a party, in each case to the extent in effect on this date of this Agreement (the “Company Material Contracts”):

(i)            Company Benefit Plans or Company Benefit Agreements;

(ii)           Contracts for the provision of laboratory services to the top 25 customers of the Company, measured by revenue for the period January to June 2005;

(iii)          Contracts providing for the licensing of material Intellectual Property Rights (as defined in Section 3.15);

(iv)          Contracts which are reasonably likely to involve aggregate payments by or to the Company or any Company Subsidiary of more than $500,000 annually or $1,000,000 over the remaining term of the Contract), other than the sale of services or products in the ordinary course of business;

(v)           real property leases or subleases;

(vi)          Contracts that (A) limit the ability of the Company or any Company Subsidiary or affiliate of, or successor to, the Company, or, to the knowledge of the Company, any executive officer of the Company, to compete in any line of business or with any person or in any geographic area or during any period of time, (B) require the Company or any Company Subsidiary or affiliate of, or successor to, the Company to use any supplier or third party for all or substantially all of any of its material requirements or need in any respect, (C) limit or purport to limit the ability of the Company or any Company Subsidiary or affiliate of, or successor to, the Company to solicit any customers or clients of the other parties thereto, (D) require the Company or any Company Subsidiary or affiliate of, or successor to, the Company to provide to the other parties thereto “most favored nations” pricing or (E) require the Company or any Company Subsidiary or affiliate of, or successor to, the Company to market or co-market any products or services of a third party (other than any customer of the Company or any Company Subsidiary);

(vii)         Contracts relating to (A) any indebtedness (which does not include accounts payable incurred in the ordinary course of business), notes payable (including notes payable in connection with acquisitions), accrued interest payable or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured, of the Company or any Company Subsidiary, (B) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by the Company or any Company Subsidiary, (C) any lease obligations of the

Company or any Company Subsidiary under leases which are capital leases in accordance with GAAP, (D) any financing of the Company or any Company Subsidiary effected through “special purpose entities” or synthetic leases or project financing, (E) any obligations of the Company or any Company Subsidiary in respect of banker’s acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (F) any obligation or liability of the Company or any Company Subsidiary with respect to interest rate swaps, collars, caps, currency derivatives and similar hedging obligations or (G) any guaranty of any of the foregoing (the liabilities and obligations referred to in (A) through (G) above, “Indebtedness”);

(viii)        Contracts entered into by the Company or any of the Company Subsidiaries and any other person providing for the acquisition by the Company or such Company Subsidiary (including by merger, consolidation, acquisition of stock or assets or any other business combination) of any corporation, partnership, other business organization or division or unit thereof or any material amount of assets of such other person, and information identifying the maximum amounts, if any, that are still payable or potentially payable to any other person under such Contracts pursuant to any post-closing adjustment to the purchase price (including under any “earnout” or other similar provision);

(ix)           stockholder agreements, registration rights agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company,

(x)            joint venture contracts, partnership arrangements or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities of any person by the Company or any Company Subsidiary with any third person;

(xi)           all confidentiality, non-disclosure or standstill agreements entered into by the Company or any of the Company Subsidiaries (other than in the ordinary course of business);

(xii)          other Contracts not covered by the foregoing, that are otherwise material to the Company and the Company Subsidiaries, taken as a whole.

(b)                                 The Company has made available to Parent or publicly filed as exhibits to the Company SEC Documents true, complete and correct copies of all written Contracts required to be listed in Section 3.14(a) of the Company Disclosure Letter, together with all amendments, waivers or other changes thereto, and a complete and accurate written summary of each oral Contract required to be listed.  All the Company Material Contracts are in full force and effect, constitute legal, valid and binding obligations of the respective parties thereto, and are enforceable in accordance with their respective terms.  The Company or the Company Subsidiary that is a party to any Company Material Contract has in all material respects performed all of the obligations required to be performed by it to the date of this Agreement, and there exists no default, or any event which upon the giving of notice or the passage of time, or both, would give rise to a default, in the performance by the Company or such applicable Company Subsidiaries or, to the knowledge of the Company, any other party to any Company Material Contract of their respective obligations thereunder.  Neither the Company nor any Company Subsidiary has received any written notice of the intention of any party to terminate or cancel any Company Material Contract, whether as a termination or cancellation for convenience or for default of the Company or any Company Subsidiary thereunder.

SECTION 3.15  Intellectual Property.  The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, patented inventions, proprietary rights, trade secrets, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) which are material to the conduct of the business of the Company and the Company Subsidiaries, as conducted on the date of this Agreement, taken as a whole.  No claims are pending or, to the knowledge of the Company, threatened that the Company or any of the Company Subsidiaries is infringing or has since January 1, 2002 infringed the rights of any person with regard to any Intellectual Property Right.  To the knowledge of the Company, no person is infringing or since January 1, 2002 has infringed the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property Right.  To the knowledge of the Company, there is no prior art that may render any patent held by or licensed to the Company or any Company Subsidiary invalid or any patent application held by or licensed to the Company or any Company Subsidiary unpatentable which has not been disclosed to the Office to which the patent application was made.  To the knowledge of the Company, there has been no inequitable conduct with respect to the prosecution of any patent or patent application held by or licensed to the Company or any Company Subsidiary.

SECTION 3.16  Company Permits.  (a)  Each of the Company and the Company Subsidiaries has obtained any and all material licenses, franchises, permits, easements, rights, consents, orders, approvals, variances, exemptions, accreditations and other authorizations of or issued by any Governmental Entity required by Law or otherwise necessary to enable the Company or the Company Subsidiaries to (i) conduct the business of the Company as heretofore conducted and (ii) obtain reimbursement related to services provided in connection with the Medicare or  Medicaid programs, and all contracts, programs and other arrangements with third-party payers, insurers or fiscal intermediaries (collectively, the “Company Permits”).  The Company Permits are, and after giving effect to the consummation of the transactions contemplated hereby, will continue to be, valid and in full force and effect and no violations exist in respect thereof, except for violations that, individually and in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 To the knowledge of the Company, all individuals employed by, or providing services as individual independent contractors to, the Company or any Company Subsidiary in connection with the conduct of business by the Company or any Company Subsidiary have obtained and currently maintain all necessary Company Permits required to perform such services or provide such supplies to the Company or any Company Subsidiary.

SECTION 3.17  Environmental Matters.   Except as has not had and could not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company, no facts, circumstances or conditions exist with respect to any real property now or previously owned, leased and/or operated by the Company or by any Company Subsidiary or affiliates (“Company Real Property”) that have resulted or could reasonably be expected to result in a violation of any Environmental Law, (ii) there has been no Release (as defined herein) of any Hazardous Substance (as defined herein) on, at, from or, to the knowledge of the Company, to any Company Real Property, (iii) to the Company’s knowledge, there has been no Release of any Hazardous Substance on, at, to or from any property adjacent to or in the immediate vicinity of the Company Real Property which, through soil, subsoil, bedrock, surface or ground water migration, has come or could reasonably be expected to come to be located on the Company Real Property, (iv) none of the Company Real Property has been used for the storage, treatment, generation, transportation, processing, handling, production or disposal of any Hazardous Substance or as a landfill or other waste disposal site, except in each case in this paragraph (iv) in material compliance with applicable Law, and (v) there are no underground storage tanks located on or beneath any of the Company Real Property.  As used in this Agreement, (i) the term “Environmental Law” means any Law relating to the protection of the environment, health, safety and natural resources, including for the prevention of pollution or contamination, or the cleanup, regulation and protection of the air, water or soil in the indoor or outdoor environment, (ii) the term “Release” means the spill, emission, leaking, pumping, injecting, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Substance into the indoor or outdoor environment, in each case other than in material compliance with applicable Law, and (iii) the term “Hazardous Substances” means any pollutant, contaminant, effluent, emission, radioactive substance, toxic substance, hazardous waste, hazardous material, medical waste, radioactive waste, petroleum or petroleum derived substance or waste, asbestos (and any substance containing asbestos), polychlorinated biphenyls, flammable explosives, methane, chemicals known to cause cancer or reproductive toxicity, any material that, because of its quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential threat to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported, or otherwise handled, all other substances or related materials defined as hazardous or toxic in, or otherwise included within the scope of, any Environmental Law, and any hazardous or toxic constituent thereof.

SECTION 3.18  Real Property.  The Company does not own any real property.  The Company or one of the Company Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by the Company or any of Company Subsidiaries (the “Company Leased Property”).  To the Company’s knowledge, (i) the Company or one of the  Company Subsidiaries has the right to use and occupy of the Company Leased Property for the full term of the lease or sublease relating thereto, and (ii) neither the Company nor any of the Company Subsidiaries has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby or exercised any option or right thereunder except as has not had and as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.19  Insurance.  The Company and the Company Subsidiaries, taken as a whole, are covered by valid and currently effective insurance policies issued in favor of the Company and the Company Subsidiaries that are customary in all material respects for companies of similar size and financial condition in the Company’s industry.  All such policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries have complied with the provisions of such policies, except where such failure to be in full force and effect, such nonpayment or such noncompliance has not had and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 3.19 of the Company Disclosure Letter contains a list of the policies issued to the Company and the Company Subsidiaries that are in effect on the date of this Agreement.  None of the Company or any of the Company Subsidiaries has been advised of any defense to coverage or reservation of rights in connection with any material claim to coverage asserted or noticed by the Company or any of the Company Subsidiaries under or in connection with any of their existing insurance policies.  None of the Company or any of the Company Subsidiaries has received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering the Company or the Company Subsidiaries that the Company reasonably believes will cause a cancellation or non-renewal of existing policies or binders or a material decrease in coverage or a material increase in deductible or self insurance retention.

SECTION 3.20  Labor Matters.  None of the Company or any of the Company Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  None of the Company or any of the Company Subsidiaries is the subject of a proceeding asserting that the Company or any of the Company Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of the Company Subsidiaries to bargain with any labor organization as to wages and conditions of employment.  There is (i) no strike or material labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries and (ii) to the knowledge of the Company, no union certification petition has been filed with respect to the employees of the Company or the Company Subsidiaries.  None of the Company or any of the Company Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to employees of the Company or any of the Company Subsidiaries and, to the knowledge of the Company, no such investigation is in progress.  The Company and the Company  Subsidiaries have at all times complied with the provisions of the Workers Adjustment and Retraining Notification Act of 1988.

SECTION 3.21  Affiliate Contracts and Affiliated Transactions.  No officer or director of the Company or any Company Subsidiary (or, to the Company’s knowledge, any family member of any such person who is an individual or any entity in which any such person or any such family member owns a material beneficial interest) or any person owning 5% or more of the Company Common Stock is a party to any material Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of the Company Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months.

SECTION 3.22  Brokers.  No broker, investment banker, financial advisor or other person, other than J.P. Morgan Securities Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

SECTION 3.23  Opinion of Financial Advisor.  The Company has received the opinion of J.P. Morgan Securities Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of Company Common Stock (other than the Founder Parties) is fair to such holders from a financial point of view.  True and complete copies of all Contracts between the Company and such financial advisor relating to the Transactions contemplated by this Agreement have been provided by the Company to Parent.

ARTICLE IV

Representations and Warranties of Parent, Opco and Merger Sub

Parent, Opco and Merger Sub represent and warrant to the Company that:

SECTION 4.01  Organization, Standing and Power.  Each of Parent, Opco and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02  Merger Sub.  Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.  The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Opco free and clear of any Lien.

SECTION 4.03  Authority; Execution and Delivery, Enforceability.  Each of Parent, Opco and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement (and, with respect to Parent, the Subscription and Exchange Agreement) and to consummate the Transactions.  The execution and delivery by each of Parent, Opco and Merger Sub of this Agreement (and, with respect to Parent, the Subscription and Exchange Agreement) and the consummation by each of Parent, Opco and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, Opco and Merger Sub.  Opco, as sole stockholder of Merger Sub, has approved the Merger.  Each of Parent, Opco and Merger Sub has duly executed and delivered this Agreement (and, with respect to Parent, the Subscription and Exchange Agreement), and this Agreement (and, with respect to Parent, the Subscription and Exchange Agreement) constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 4.04  No Conflicts; Consents.  (a) The execution and delivery by each of Parent, Opco and Merger Sub of this Agreement (and, with respect to Parent, the Subscription and Exchange Agreement) do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under any provision of (i) the charter or organizational documents of Parent, Opco or Merger Sub, (ii) any Contract to which Parent, Opco or Merger Sub is a party or by which any of their respect properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent, Opco or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect (as defined in Section 9.03).

(b)           No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent, Opco or Merger Sub in connection with the execution, delivery and performance of this Agreement (or, with respect to Parent, the Subscription and Exchange Agreement) or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) relicensures that may be required following the Effective Time pursuant to applicable state or Federal Law, (iii) such filings as may be required in connection with the taxes described in Section 6.08, and (iv) such other items (A)  required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.05  Information Supplied.  None of the information supplied or to be supplied by Parent, Opco, Holdings and Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or, in the case of the Schedule 13E-3, at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  All documents that Parent, Opco, Holdings or Merger Sub is responsible for filing with the SEC in connection with the Transactions will comply as to form, in all material respects, with the applicable provisions of the Exchange Act, except that no representation is made by Parent, Opco, Holdings and Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or Founder Parties for inclusion or incorporation by reference therein.

SECTION 4.06  Litigation.  Except as disclosed in the Parent SEC Documents, as of the date of this Agreement there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent (and Parent is not aware of any basis for any such suit, action or proceeding), other than any such suit, action or proceeding initiated by the Company, any of its stockholders or any of their respective affiliates,that, individually or in the aggregate, has had or could reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that has had or could reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.07  Brokers.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Opco.

SECTION 4.08  Financing.  (a) Opco has received and executed a commitment letter (the “Commitment Letter”) dated September 29, 2005, from Wachovia Bank, National Association, Citigroup Global Markets, Inc., Deutsche Bank Trust Company Americas and UBS Loan Finance LLC (collectively, the “Lenders”) pursuant to which the Lenders have committed to provide Opco senior secured debt financing of up to $298,500,000 (of which, $203,500,000, would be in the form of term loans, and $95,000,000, would be in the form of a revolving credit facility).  The financing contemplated by the Commitment Letter is referred to as the “Bank Financing”.

(b)           Welsh, Carson, Anderson & Stowe IX, L.P. (the “Equity Investor”) has committed to provide Holdings financing of up to $45,900,000 on the terms and subject to the conditions set forth in the Subscription and Exchange Agreement.  The financing contemplated by the Subscription and Exchange Agreement is referred to as the “Equity Financing” and, together with Bank Financing, is collectively referred to as the “Financing”.

(c)           Subject to the terms and conditions set forth in the Commitment Letter and the Subscription and Exchange Agreement, the Financing, when funded in accordance with the Commitment Letter and the Subscription and Exchange Agreement, shall provide Parent, Opco, Holdings and Merger Sub with financing at the Effective Time sufficient to consummate the Transactions and to pay all related fees and expenses.

(d)           Parent has provided the Company with complete and correct copies of the executed Commitment Letter and Subscription and Exchange Agreement.  The Commitment Letter and the Subscription and Exchange Agreement are valid, binding and in full force and effect.  As of the date of this Agreement, Parent, Opco, Holdings and Merger Sub have no reason to believe that any of the conditions to the Financing will not be satisfied or that the funds for the Financing will not be available on a timely basis for the Transactions.  Parent, Opco, Holdings and Merger Sub have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter or the Subscription and Exchange Agreement on or before the date of this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01  Conduct of Business.  (a) Except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, (ii) use all reasonable efforts to preserve intact its current business organization, (iii) use all reasonable efforts to keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them, and (iv) comply, in all material respects, with all applicable Laws.

(b)           In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than cash dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) adjust, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)           issue, deliver, hypothecate, pledge, sell, grant or otherwise encumber (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards or stock-based performance units, other than the issuance of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement and in accordance with their present terms;

(iii)          amend the terms of any outstanding debt or equity security (including any Company Option) or the Company Option Plan;

(iv)          amend or propose to amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

(v)           acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) except as permitted by Section 5.01(b)(x), any assets, except purchases of inventory, equipment and raw materials in the ordinary course of business consistent with past practice;

(vi)          (A) grant to any current or former executive officer, director, employee or consultant of the Company or any Company Subsidiary any increase in compensation, severance, termination pay or fringe or other benefits, except in the ordinary course of business consistent with prior practice or to the extent required under employment agreements in effect as of the date of the most recent financial statements including in Filed Company SEC Documents, (B)  enter into any new, or amend any existing, employment, consulting, indemnification, change of control, severance or termination agreement with any such current or former executive officer, director, employee or consultant, (C) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan or (D) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Benefit Plan;

(vii)         revalue any material assets or make any change in accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(viii)        sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets, other than (A) sales of inventory in the ordinary course of business consistent with past practice and (B) other dispositions in the ordinary course of business consistent with past practice so long as the aggregate value of all assets so disposed does not exceed $250,000;

(ix)           (A) assume or incur any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice which in the aggregate do not exceed $100,000, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than loans or advances to, or investments in, any direct or indirect wholly owned subsidiary of the Company existing on the date of this Agreement in the ordinary course of business consistent with past practice;

(x)            make or agree to make any capital expenditure that individually is in excess of $1,500,000 or, collectively, with all other capital expenditures made during the period, is in excess of $5,000,000 in the aggregate;

(xi)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(xii)          (A) make or rescind any tax election, (B) take any tax position or settle or compromise any claim, action, suit, arbitration, investigation, audit, examination, litigation, proceeding (whether judicial or administrative) or matter in controversy relating to taxes, or (C) make any change to its method of reporting income, deductions or other tax items for tax purposes;

(xiii)         enter into any material license with respect to Intellectual Property Rights owned by the Company or any Company Subsidiary unless such license is non-exclusive and entered into in the ordinary course of business consistent with past practice;

(xiv)        enter into any new line of business outside the medical laboratory business;

(xv)         settle or compromise any pending or threatened claims, litigations, arbitrations or other proceedings (A) involving potential payments by or to the Company or any Company Subsidiary of more than $250,000 in the aggregate, (B) that admit liability or consent to non-monetary relief, or (C) that otherwise are or could reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole;

(xvi)        (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the 2004 10-K, (B) cancel any Indebtedness, (C)  waive or assign any claims or rights of substantial value, or (D) waive any benefits of, or agree to modify any respect, or fail to enforce, or consent to any matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party;

(xvii)       enter into, amend in any material respect or terminate any Company Material Contract or any Contract that would be a Company Material Contract if entered into prior to the date of this Agreement;

(xviii)      enter into any Contract to the extent consummation of the Transactions or compliance by the Company with the provisions of this Agreement could reasonably be expected to result in a violation of such contract, agreement or arrangement;

(xix)         enter into, modify, amend, cancel or terminate any Contract which if so entered into, modified, amended or terminated could reasonably be expected to (A) have a Company Material Adverse Effect, (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the Transactions;

(xx)          alter (through merger, liquidation, reorganization, restructuring or any other fashion) the corporate structure or ownership of the Company or any Company Subsidiary;

(xxi)         knowingly or intentionally take any action that results or is reasonably likely to result in any of the representations or warranties of the Company hereunder being untrue in any material respect; or

(xxii)        authorize any of, or commit or agree to take any of, the foregoing actions.

(c)           The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect.

SECTION 5.02  No Solicitation.  (a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director, employee or affiliate of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, the Company or any Company Subsidiary to, (i) solicit, initiate or knowingly encourage (including by way of providing any information not provided generally to the public) any prospective purchaser or the submission of any Company Takeover Proposal (as defined in Section 5.02(e)), take any action designed to facilitate any inquiries, offers, or proposals, or make any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Company Takeover Proposal, or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, offers,  proposals, discussions or negotiations, (ii) accept a Company Takeover Proposal or enter into any agreement or agreement in principle with respect to any Company Takeover Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations under this Section 5.02, or (iii) furnish to any person any information with respect to, any Company Takeover Proposal; provided, however, that if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has otherwise complied with its obligations under this Section 5.02 and the Company has received a Company Takeover Proposal from a person that the Company Board determines in good faith to be bona fide, (ii) the Company Board determines in good faith, after consultation with its independent financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to constitute a Superior Company Proposal, and (iii) after consultation with its outside counsel, the Company Board determines in good faith that taking such action is necessary for the Company Board to comply with its fiduciary duties under applicable Law, then in response to such Company Takeover Proposal, and subject to compliance with Section 5.02(c), the Company may (x) furnish information with respect to the Company to the person making such Company Takeover Proposal and its Representatives pursuant to a customary confidentiality agreement that contains provisions which are no less favorable to the Company than those contained in the Confidentiality Agreement and (y) participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal from such person) with such person and its Representatives regarding such Company Takeover Proposal.  Notwithstanding anything contained in the previous sentence, prior to making the determination and taking any actions described in clauses (i), (ii) and (iii) of the proviso to the previous sentence, the Company may engage in discussions (solely to clarify the terms of such Company Takeover Proposal) with the person making a Company Takeover Proposal in order to determine whether such Company Takeover Proposal constitutes or could reasonably be expected to constitute a Superior Company Proposal.  The Company shall, and shall cause its Representatives to, promptly provide to Parent any non-public information concerning the Company or any Company Subsidiary that is provided to any person if such information was not previously provided to Parent.  The Company shall, and shall cause its Representatives to, cease immediately all discussions and negotiations taking place as of the date of this Agreement regarding any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal.

(b)           Neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any such committee of this Agreement, the Merger or the other Transactions, (ii) approve any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to, or that is intended to or could reasonably be expected to lead to, any Company Takeover Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal (any action described in clauses (i), (ii) or (iii) being referred to as an “Adverse Recommendation Change”).  Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may make an Adverse Recommendation Change if the Company receives a Superior Company Proposal (as defined in Section 5.02(e)) and as a result thereof the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with their fiduciary obligations.

(c)           The Company promptly shall advise Parent orally and in writing of any Company Takeover Proposal or any inquiry that could reasonably be expected to lead to any Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal and the principal terms and conditions thereof prior to furnishing any information or participating in any discussions permitted by Section 5.02(a) with respect to such Company Takeover Proposal.  The Company shall (i) keep Parent reasonably informed on a current basis of the status of and material developments respecting any Company Takeover Proposal or inquiry (including any changes to the principal terms and conditions thereof), (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all written acquisition proposals sent or provided to the Company or any Representative from any person, and (iii) provide notice to Parent of any intent to take any of the actions described in Section 8.01(c)(ii) or to terminate this Agreement pursuant to Section 8.01(d)(ii) (it being understood that the Company shall not be entitled to take any of the actions described in Section 8.01(c)(ii), or to terminate this Agreement in accordance with Section 8.01(d)(ii) unless and until it provides Parent not less than three business days notice of such proposed action or termination, as the case may be).

(d)           Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or 14d-9 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that in no event shall the Company, the Company Board or any committee thereof take, agree or resolve to take any action prohibited by Section 5.02(b).  Any action taken by the Company or the Company Board in accordance with this Section 5.02(d) shall be deemed not to be a modification of the Company Board’s approval or recommendation of the Merger and this Agreement.

(e)           For purposes of this Agreement:

“Company Takeover Proposal” means (i) any proposal or offer for a merger, share exchange, business combination, consolidation, dual listed structure, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving the Company, (ii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities of the Company or any business that constitutes 20% or more of the consolidated net revenues, net income or net assets of the Company, (iii) any proposal or offer relating to any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the outstanding equity securities of the Company, or (iv) any proposal or offer to acquire, lease, exchange, mortgage, pledge, dispose of or otherwise transfer, in any manner, directly or indirectly, over 20% of the consolidated total assets of the Company, in a single transaction or a series of related transactions, in each case other than the Transactions contemplated by this Agreement.

“Superior Company Proposal” means any proposal made by a third party to acquire all or substantially all of the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization or a sale of all or substantially all of its assets (i) on terms which the Company Board determines in good faith, after consultation with outside counsel, to be superior from a financial point of view to the holders of Company Common Stock than the Transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement or the Transactions contemplated by this Agreement) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

ARTICLE VI

Additional Agreements

SECTION 6.01  Preparation of Proxy Statement and Schedule 13E-3.  (a) As soon as practicable following the date of this Agreement (it being understood that the parties hereto currently intend to make such filing no later than fifteen business days after the date hereof, provided that a failure to satisfy such fifteen business day deadline shall not be deemed to constitute a breach or violation of this Agreement), (i) the Company shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the Proxy Statement in preliminary form and (ii) each of the Company, Parent, Opco and Merger Sub shall prepare in accordance with the provisions of the Exchange Act and file with the SEC the Schedule 13E-3.  The parties will cooperate with each other in connection with the preparation of the Proxy Statement and the Schedule 13E-3.  Each of the parties shall furnish all information concerning itself that is required to be included in the Proxy Statement and the Schedule 13E-3, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.  The Company, Parent, Opco and Merger Sub shall use their respective reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or the Schedule 13E-3.  Each Party shall notify the other parties promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information and shall supply the other parties with copies of all correspondence between the such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Schedule 13E-3.  The Company shall use its reasonable efforts to have the Proxy Statement cleared by the SEC and prepare and file with the SEC the definitive Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable following the date of this Agreement, and the parties hereto will use their reasonable efforts to have the Schedule 13E-3 cleared by the SEC as promptly as practicable following the date of this Agreement. The parties hereto shall provide each other with reasonable opportunity to review and comment on drafts of the Proxy Statement (including each amendment or supplement thereto) and the Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC (provided that the Company shall (i) include in any such documents or responses all comments reasonably proposed by Parent and (ii) not file, mail or otherwise deliver such document or respond to the SEC or the staff of the SEC over Parent’s reasonable objection), prior to filing such with or sending such to the SEC, and the parties hereto will provide each other with copies of all such filings made with the SEC.  If at any time prior to receipt of the Company

Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 (including the discovery of any information that should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading), an appropriate amendment or supplement describing such event (and information) shall be promptly filed by the Company with the SEC and disseminated by the Company to the stockholders of the Company.

(b)           The Company shall, acting through the Company Board and in accordance with applicable Law and the Articles of Incorporation and the Bylaws of the Company, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) as promptly as practicable after the date of this Agreement (and, in no event, later than 45 days after the mailing of the Proxy Statement to the stockholders of the Company) for the purpose of considering and taking action upon this Agreement and the Merger and, subject to Section 5.02(b), shall solicit proxies in favor of approval of this Agreement and the Merger.  Subject to Section 5.02(b), the Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation, together with a copy of the opinion referred to in Section 3.23, in the Proxy Statement.  Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) an Adverse Recommendation Change.  Notwithstanding the foregoing, if the Company properly exercises its right to terminate this Agreement pursuant to Section 8.01(d)(ii), the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall terminate.

SECTION 6.02  Access to Information; Confidentiality.  The Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives (including financing sources and their officers, employees, accountants, counsel and other representatives), reasonable access during normal business hours during the period prior to the Effective Time to all the Company’s properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by the Company during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning the Company’s business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold any document or information that is subject to the terms of a confidentiality agreement with a person (provided that the Company will use its reasonable efforts to obtain the consent of any such person to permit the Company to furnish such documents or information to Parent and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives (including financing sources and their officer, employees, accountants, counsel and other representatives)).  If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated June 15, 2005 between the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.03  Best Efforts; Notification.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, unless, to the extent permitted by Section 5.02(b), the Company Board approves or recommends a Superior Company Proposal, each of the parties shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary Consents of Governmental Entities and the making of all necessary registrations, declarations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Without limiting the generality of the foregoing, each of the parties hereto shall file or cause to be filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) any notification required to be filed by it or its “ultimate parent” company under the HSR Act and the rules and regulations promulgated thereunder with respect to the Transactions.  Such parties will make such filings promptly and respond on a timely basis to any requests for additional information made by either of such agencies.  Each of the parties hereto agrees to furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and the FTC, the Antitrust Division or any other Governmental Entity or members or their respective staffs, on the other hand, with respect to the Merger, other than personal financial information filed therewith.

(b)           Without limiting the foregoing, the Company and the Company Board shall (i) use their reasonable efforts to take all action necessary or otherwise reasonably requested by Parent, Opco or Merger Sub to exempt the Merger from the provisions of any applicable takeover, business combination, control share acquisition or similar Law and (ii) if any takeover, business combination, control share acquisition or similar Law becomes applicable to this Agreement or the Merger, use their reasonable efforts to take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

(c)           Each party shall give prompt written notice to each other party of the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any of the conditions set forth in Section 7.01 to not be capable of being satisfied prior to the Outside Date (as defined in Section 8.01(b)(i)).  The Company shall give prompt written notice to Parent of the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any of the conditions set forth in Section 7.02 (other than Section 7.02(f)) to not be capable of being satisfied prior to the Outside Date.  Parent shall give prompt written notice to the Company of the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any of the conditions set forth in Section 7.03 and Section 7.02(f) to not be capable of being satisfied prior to the Outside Date.  The delivery of any notice pursuant to this Section 6.03(c) is for informational purposes and shall not limit or otherwise affect the remedies available hereunder to any party or parties receiving such notice .

SECTION 6.04  Benefit Plans.  (a)  Until August 1, 2006, Parent and Opco shall either (i) maintain or cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to maintain the Company Benefit Plans (other than plans providing for the issuance of Company Capital Stock or other equity-based compensation) at the benefit levels in effect on the date of this Agreement or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide benefits to employees of the Company and the Company Subsidiaries that, taken as a whole, are not materially less favorable in the aggregate to such employees than those provided to them prior to the Effective Time.  Following the Effective Time, Parent and Opco shall provide or cause the Surviving Corporation to provide the benefits described in Section 6.04(a) of the Company Disclosure Letter to the persons and on the terms disclosed in such section of the Company Disclosure Letter.  Nothing in this Section 6.04(a) shall be deemed to prevent the Surviving Corporation or any of its subsidiaries from making any change required by applicable Law.

(b)           From and after the Effective Time, Parent and Opco shall, and shall cause the Surviving Corporation to, honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s existing employment, severance and termination agreements, plans and policies.

(c)           With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its subsidiaries (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with the Company or any Company Subsidiary shall, to the extent permitted under applicable Law, be treated as service with Parent or any of its subsidiaries.

(d)           To the extent permitted by applicable Law, Parent and Opco shall waive, or cause to be waived, any pre-existing condition limitation under any welfare benefit plan maintained by Parent or any of its affiliates (other than the Company) in which employees of the Company and the Company Subsidiaries (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation would have been applicable under the comparable Company welfare benefit plan immediately prior to the Effective Time.  To the extent permitted by applicable Law, Parent and Opco shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)           Immediately prior to the Effective Time, if the Effective Time occurs before the date the fiscal year 2005 bonuses for employees of the Company are determined, the Company, in consultation with Parent, may determine the bonuses to be paid to employees of the Company for fiscal year 2005, consistent with past practice, pursuant to any Contract, any Company Benefit Plan, or any amounts (not to exceed the amount specified in Section 6.04(e) of the Company Disclosure Letter) awarded by the Board of Directors prior to the execution of this Agreement, and the Company may pay such amounts.  If the Company has not paid such amounts prior to the Effective Time, then, promptly following the Effective Time, Opco or the Surviving Corporation shall pay such amounts to such employees.

SECTION 6.05  Indemnification.  (a)  Parent and Opco shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all the Company’s obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors or officers of the Company for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, individual indemnity agreements, applicable Law or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company Bylaws and such individual indemnity agreements or applicable Law for a period of six years from the Effective Time.

(b)           Parent and Opco will purchase prior to the Effective Time a six (6) year extended reporting provision (so-called “tail policy”) under a Director’s & Officer’s Liability policy, to include “employment practices” liability and “fiduciary” with respect to liability obligations of the individuals that are officers and directors on the date of this Agreement in respect of indemnification from liabilities for acts or omissions occurring at or prior to the Closing, which policy shall be no less favorable to the beneficiaries than the directors’ and officers’ liability policies maintained by the Company on the date of this Agreement and shall be provided by carriers with comparable ratings; provided, however that the obligations of Parent and Opco under this Section 6.05(b) shall not exceed $2,600,000.

SECTION 6.06  Fees and Expenses.  (a) Except as provided below, all fees and expenses incurred in connection with the Transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Transactions contemplated by this Agreement are consummated.  Without limiting the foregoing, the Company shall pay all costs and expenses in connection with the printing and mailing of the Proxy Statement as well as all SEC filing fees related to the Proxy Statement and the Schedule 13E-3, and Parent and Opco shall pay all costs and expenses in connection with any securities filings made by such parties (other than the Schedule 13E-3).

(b)           The Company shall pay to Parent or its designee a fee in the amount of $13,000,000 (the “Company Termination Fee”) which shall be inclusive of out-of-pocket fees and expenses reasonably incurred by Parent, Opco, Holdings and Merger Sub in connection with this Agreement and the Transactions (including fees and other amounts (including fees and other payments based on a percentage of the Company Termination Fee or the proposed aggregate Merger Consideration) payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to Parent, Opco, Merger Sub and any affiliate thereof) (“Expenses”), in cash, by wire transfer of immediately available funds to an account designated by Parent or such designee, if: (i) the Company terminates this Agreement pursuant to Section 8.01(d)(ii) or Parent terminates this Agreement pursuant to Section 8.01(c)(iii); (ii) Parent terminates this Agreement pursuant to Section 8.01(c)(i) (so long as the breach or failure to perform giving rise to such right of termination was a willful and knowing breach or failure to perform) or Section 8.01(c)(ii); or (iii) the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i), but only if (A) a Company Takeover Proposal shall have been publicly disclosed or disclosed to the Company prior to the Outside Date, and (B) within 6 months after such termination the Company (or any Company Subsidiary) enters into a definitive agreement with respect to a Superior Company Proposal with the person or group (or any affiliate of such person or any member of such group) that made the Company Takeover Proposal referred to in clause (A) above, or consummates a transaction that constitutes a Superior Company Proposal with such person or group (or any affiliate of such person or any member of such group).  The Company shall pay to Parent or its designee in cash, by wire transfer of immediately available funds to an account designated by Parent or such designee: (i) an amount necessary to reimburse Parent, Opco, Holdings and Merger Sub for their Expenses, up to a maximum amount of $1,000,000, if the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii), and (ii) the Company Termination Fee less the amount of Expenses paid pursuant to clause (i) of this sentence if the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii), but with respect to this clause (ii) only if (A) a Company Takeover Proposal shall have been publicly disclosed prior to the Company Stockholders Meeting, and (B) within 12 months after such termination the Company (or any Company Subsidiary) enters into a definitive agreement with respect to, or consummates, a Company Takeover Proposal.  Any amounts due under this Section 6.06(b) shall be paid on the date of termination of this Agreement (except that in the case of termination pursuant to (x) clause (iii) of the first sentence of this Section 6.06(b) and (y) clause (ii) of the immediately preceding sentence, such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).

SECTION 6.07  Public Announcements.  The parties will consult with each other and will mutually agree upon any press release or other public announcement pertaining to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and agreement (not to be unreasonably withheld or delayed), except as may be required by applicable Law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

SECTION 6.08  Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions contemplated by this Agreement shall be paid by Parent, Opco, Merger Sub or the Surviving Corporation, and expressly shall not be a liability of the stockholders of the Company.

SECTION 6.09  Stockholder Litigation.  The Company shall notify Parent promptly of any stockholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and of any material developments with respect to such litigation.  No settlement of any such litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed.

SECTION 6.10  Financing.  (a) Parent and Opco shall use commercially reasonable efforts to arrange the Bank Financing on the terms and conditions described in the Commitment Letter, including using commercially reasonable efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained therein and (ii) to satisfy on a timely basis all conditions applicable to Parent and Opco in such definitive agreements that are within the control of Parent and Opco.  Parent and Opco shall use commercially reasonable efforts to comply with their respective obligations, and enforce their respective rights, under the Commitment Letter.  In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent and Opco shall use commercially reasonable efforts to obtain any such portion from alternative sources; provided, however, that in the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter as a result of a failure to satisfy any of the conditions set forth in paragraph (e) of Exhibit B to the Commitment Letter, Parent and Opco shall use best efforts to obtain any such portion from alternative sources.  Notwithstanding the foregoing, Parent and Opco shall be under no obligation to obtain any alternative financing unless it can be obtained on substantially similar economic terms (to Parent, Opco and the Equity Investor) as those set forth in the Commitment Letter.  Parent shall give the Company prompt notice of any breach by any party to the Commitment Letter or any termination of the Commitment Letter.  Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver under, the Commitment Letter, in each case, which would materially and adversely affect the likelihood that the Financing contemplated thereby will be obtained on a timely basis.

(b)           The Company agrees to provide, and will cause the Company Subsidiaries and its and their respective officers and employees to provide, all necessary cooperation reasonably requested by Parent, Opco or Merger Sub in connection with the arrangement of, and the negotiation of agreements with respect to, the Financing (and any substitutions or replacements thereof).

ARTICLE VII

Conditions Precedent

SECTION 7.01  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver, where permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b)           Governmental Approvals.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and any material Consents of, filings with and notices to, all Governmental Entities required of Parent, Opco, Merger Sub or the Company or any of their respective subsidiaries or other affiliates prior to the Effective Time in connection with the Merger shall have been obtained, effected or made.

(c)           No Injunctions or Restraints.  No Judgment or Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, each of the parties shall have used its best efforts to have such legal prohibition removed.

(d)           Concurrent Transactions.  The Holdings Subscription, the Parent Stockholder Exchange, the Parent Merger and the Founder Exchange shall have been consummated on the terms set forth in the Subscription and Exchange Agreement.

SECTION 7.02  Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are further subject to the following conditions, any or all of which may be waived, in whole or in part by Parent, at or prior to the Effective Time, to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of the Company (i) set forth Sections 3.01, 3.03, 3.04, 3.05(a)(i), 3.22 and 3.23 in this Agreement (collectively, the “Specified Sections”) shall be true and correct in all material respects as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date) and (ii) set forth in this Agreement (other than the Specified Sections), disregarding qualifications as to “materiality”, “Company Material Adverse Effect” or words of similar import, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties, disregarding qualifications as to “materiality”, “Company Material Adverse Effect” or words of similar import,  shall be true and correct as of such earlier date), other than, in the case of clause (ii) only, for such failures to be true and correct that, individually and in the aggregate, have not had a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(c)           No Litigation.  There shall not be pending any suit, action or proceeding by any Governmental Entity (i) seeking to restrain or prohibit the consummation of the Merger, or seeking to place limitations on the ownership of shares of Company Capital Stock by Parent,

Opco or Merger Sub or (ii) otherwise having, or being reasonably expected to have, a Company Material Adverse Effect.

(d)           Absence of Company Material Adverse Effect.  There shall not have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstances or state of facts, that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)           Financing.  Parent, Holdings, Opco  and Merger Sub shall have obtained the proceeds of the Bank Financing substantially on the terms contemplated by the Commitment Letter.

(f)            Dissenting Shares.  The total number of Dissenting Shares shall not exceed 10% of the issued and outstanding shares of Company Common Stock as of the Effective Date.

SECTION 7.03  Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are further subject to the following conditions, any or all of which may be waived, in whole or in part by the Company, at or prior to the Effective Time, to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of Parent, Opco and Merger Sub in this Agreement, disregarding qualifications as to “materiality”, “Parent Material Adverse Effect” or words of similar import, shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties, disregarding qualifications as to “materiality”, “Parent Material Adverse Effect” or words of similar import, shall be true and correct on and as of such earlier date), other than for such failures to be true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect.

(b)           Performance of Obligations of Parent, Opco and Merger Sub.  Parent, Opco and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)            if the Transactions are not consummated on or before March 31, 2006 (or June 30, 2006 if the only condition required to be fulfilled on March 31, 2006 is the condition set forth in Section 7.01(b)) (the “Outside Date”), unless the failure to consummate the Transactions is the result of a breach of or failure to fulfill any obligation under this Agreement by the party seeking to terminate this Agreement;

(ii)           if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable;

(iii)          if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; or

(iv)          if the Subscription and Exchange Agreement is terminated in accordance with its terms;

(c)           by Parent:

(i)            if (A) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.02(a) would not be satisfied, or (B) the Company shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 7.02(b) would not be satisfied (in either case, other than as a result of a material breach by Parent or Merger Sub of any of their respective obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after the Company has received written notice from Parent of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Outside Date);

(ii)           if (A) an Adverse Recommendation Change shall have occurred, (B) the Company Board or any committee thereof fails to recommend to the Company’s stockholders that they give the Company Stockholder Approval, (C) a tender or exchange offer that would constitute an alternative Company Takeover Proposal is commenced on or after the date of this Agreement and the Company Board or any committee thereof fails to recommend against acceptance of such tender or exchange offer by the Company’s stockholders (including by means of taking no position with respect to the acceptance of such tender or exchange offer by the Company stockholders) within ten business days from the commencement thereof or (D) the Company Board or any committee thereof resolves to take any of the foregoing actions; or

(iii)          if the Company gives Parent a Termination Notice contemplated by Section 8.05(b)(3); or

(d)           by the Company:

(i)            if (A) any of the representations and warranties of Parent, Opco and Merger Sub contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.03(a) would not be satisfied, or (B) Parent, Opco or Merger Sub shall have breached or failed to comply with any of their respective obligations under this Agreement such that the condition set forth in Section 7.03(b) would not be satisfied (in either case, other than as a result of a material breach by the Company of any of its obligations under this Agreement) and such failure or breach with respect to any such representation, warranty or obligation cannot be cured or, if curable, shall continue unremedied for a period of twenty days after Parent has received written notice from the Company of the occurrence of such failure or breach (provided that in no event shall such twenty day period extend beyond the second day preceding the Outside Date); or

(ii)           in accordance with Section 8.05(b); provided, however, that the Company shall have complied with all provisions thereof, including the notice provisions therein.

SECTION 8.02  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or their respective affiliates, officers, directors or stockholders, other than Section 3.22, Section 4.07, the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any provision set forth in this Agreement.

SECTION 8.03  Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders; provided, further, that after receipt of the Company Stockholder Approval, any amendment, other than any change to the Outside Date, shall require the prior written consent of Founder Parties.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04  Extension; Waiver.  At any time prior to the Effective Time, the parties may to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

SECTION 8.05  Procedure for Termination, Amendment, Extension or Waiver.

(a)           A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Any party desiring to terminate this Agreement shall give written notice of such termination to the other parties.

(b)           The Company may terminate this Agreement pursuant to Section 8.01(d)(ii) only if: (1) the Company Board has received a Superior Company Proposal; (2) in light of such Superior Company Proposal the Company Board shall have determined in good faith, after consultation with outside counsel, that it is necessary for the Company Board to withdraw or modify its approval or recommendation of this Agreement or the Merger in order to comply with its fiduciary duty to the stockholders of the Company under applicable Law (any such determination, a “Superior Proposal Determination”); (3) the Company has notified Parent in writing that it has made a Superior Proposal Determination (a “Termination Notice”) and shall have provided to Parent in writing the final terms and conditions of, such Superior Company Proposal; (4) the Company is in compliance with Section 5.02; (5) the Company has previously paid or concurrently pays the fees and expenses due under Section 6.06; and (6) the Company Board concurrently approves, and the Company concurrently or promptly thereafter enters into, a definitive agreement providing for the implementation of such Superior Company Proposal.

ARTICLE IX

General Provisions

SECTION 9.01  Nonsurvival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except for any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time (which covenant or agreement shall survive in accordance with its terms).

SECTION 9.02  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission and the sending (on the date of such facsimile transmission) of a confirmation copy of such facsimile by nationally recognized overnight courier service or by certified or registered mail, postage prepaid).  Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) one business day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any business day or the next succeeding business day if sent by facsimile after 5:00 p.m. (EST) on any business day or on any day other than a business day or (iv) five business days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

if to Parent, Opco or Merger Sub, to:

c/o AmeriPath, Inc.

7111 Fairway Drive, Suite 400

Palm Beach Gardens, Florida 33418

Facsimile:      561-841-8527

Attention:       Jarod T. Moss, Esq.

with a copy to:

Ropes & Gray LLP
45 Rockefeller Plaza
New York, New York 10111
Facsimile:        212-841-5725
Attention:        Othon A. Prounis, Esq.

if to the Company, to:

Specialty Laboratories, Inc.
27027 Tourney Road
Valencia, California 91355
Facsimile:        661-799-5260
Attention:        General Counsel

with a copy to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York  10036
Facsimile:        212-326-2061
Attention:        Spencer D. Klein, Esq.

Gregory D. Puff, Esq.

SECTION 9.03  Definitions.  For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

A “Company Material Adverse Effect” means any change, effect, event, occurrence or circumstance that has a material adverse effect on (i) the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement, in the case of each of (i) and (ii) other than effects relating to (A) changes, effects, events, occurrences or circumstances that generally affect the United States economy or the industries in which the Company operates (other than changes in Law that do not exist and have not been proposed prior to the date of this Agreement) and, in each case, that do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, (B) changes in Law (but only to the extent such changes exist or have been proposed prior to the date of this Agreement) or reimbursement policies or practices of customers, (C)  the announcement of this Agreement or the Transactions, or (D)  those matters described in Section 9.03 of the Company Disclosure Letter.

A “Parent Material Adverse Effect” means any change, effect, event, occurrence or circumstance that has a material adverse effect on the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions or that would materially delay the consummation of the Transactions.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

SECTION 9.04   Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges and agrees is the result of extensive negotiations among the parties.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Unless otherwise provided herein, each accounting term used in this Agreement has the meaning given to it in accordance with GAAP.  When used herein, the phrase “to the knowledge of” the Company or any similar phrase means the actual knowledge of the persons set forth in Section 9.04 of the Company Disclosure Letter.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement or statute referred to herein means such agreement or statute as from time to time amended, qualified or supplemented, including, in the case of statutes, by succession of comparable successor statutes.  References to the Securities Act and to the Exchange Act are also references to the rules and regulations of the SEC promulgated thereunder. References to a person are also to its successors and permitted assigns.

SECTION 9.05  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

SECTION 9.06  Counterparts.  This Agreement may be executed in one or more counterparts (and delivered by facsimile), all of which shall be considered one and the same original agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07  Entire Agreement; Third-Party Beneficiaries.  This Agreement, taken together with the Subscription and Exchange Agreement, the Confidentiality Agreement and the Company Disclosure Letter, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 6.05 and Section 8.03, are not intended to confer upon any person other than the parties any rights or remedies.  The persons entitled to indemnification pursuant to Section 6.05 shall be intended third party beneficiaries with respect thereto, and shall be entitled to the rights and benefits of, with full power to enforce, the provisions thereof.  The Founder Parties shall be intended third party beneficiaries with respect to Section 8.03, and shall be entitled to the rights and benefits of, with full power to enforce, the provisions thereof.

SECTION 9.08  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such state, except to the extent the laws of California are mandatorily applicable to the Merger.

SECTION 9.09  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10  Enforcement; Jurisdiction; WAIVER OF JURY TRIAL.  The parties acknowledge and agree that irreparable damage (for which money damages would not be an adequate remedy) would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedies, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any New York state court or any Federal court, in each case, located in New York County, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court or any Federal court located in New York County in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of any action arising out of this Agreement or any Transaction in any such court, (d) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than any New York state court or any Federal court, in each case, sitting in the New York County and (e) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION.

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IN WITNESS WHEREOF, Parent, Opco, the Company and Merger Sub have duly executed this Agreement, all as of the date first written above.

AMERIPATH HOLDINGS, INC.

By:	/s/ Donald E. Steen
Name: Donald E. Steen
Title: Chief Executive Officer

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Chief Financial Officer

AMERIPATH, INC.

By:	/s/ Donald E. Steen
Name: Donald E. Steen
Title: Chief Executive Officer

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Chief Financial Officer

SPECIALTY LABORATORIES, INC.

By:	/s/ Richard K. Whitney
Name: Richard K. Whitney
Title: Chairman

By:	/s/ Deborah A. Estes
Name: Deborah A. Estes
Title: Secretary

SILVER ACQUISITION CORP.

By:	/s/ Donald E. Steen
Name: Donald E. Steen
Title: President

By:	/s/ David L. Redmond
Name: David L. Redmond
Title: Secretary